
Mail Stop 3720

July 17, 2017

James C. Heckman, Jr.
President and Chief Executive Officer
theMaven, Inc.
2125 Western Avenue, Suite 502
Seattle, WA 98121

>   **Re: theMaven, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed May 10, 2017**
>   **File No. 001-12471**

Dear Mr. Heckman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Larry Spirgel
>
>   Larry Spirgel
>   Assistant Director
>   AD Office 11 – Telecommunications